UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*

                             Alpha Virtual, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 713611-10-1
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                               (CUSIP Number)

                            F 9, Hanmi B/D 192-19
                           Nonhyeon-dong Gangnam-gu
                      Seoul, Republic of Korea 135-010
                                  82234892100

                                   Copies to:
                                 Thomas F. Hicks
                               4732 Fulton Street
                            San Francisco, CA 94121
                                    4152692478
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 25, 2003
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              (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note:  Schedules  filed in paper format shall include a signed original
         and  five  copies  of  the  schedule,  including  all  exhibits.    See
         ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 713611-10-1              13D                         Page 2 of 4 pages
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              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 Gyung Min Kim
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              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)
                 (b)
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              3. SEC Use Only

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              4. Source of Funds (See Instructions):

                 SC
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              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
                 [ ]
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              6. Citizenship or Place of Organization:

                 Republic of Korea
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Number of     7. Sole Voting Power
Shares           1,338,404
Beneficially  ------------------------------------------------------------------
Owned by      8. Shared Voting Power:
Each             0
Reporting     ------------------------------------------------------------------
Person With   9. Sole Dispositive Power:
                 1,338,404
              ------------------------------------------------------------------
              10. Shared Dispositive Power:
                  0
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             11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                 1,338,404
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             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
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             13. Percent of Class Represented by Amount in Row (11):

                 14.4%
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             14. Type of Reporting Person (See Instructions):

                 IN
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
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CUSIP No. 713611-10-1              13D                         Page 3 of 4 pages
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 Item 1. Security and Issuer:
         --------------------
The class of equity securities to which this Schedule 13D relates is the Common Stock of Alpha Virtual, Inc. (the "Issuer").Issuer's principal executive offices are located at 10345 West Olympic Boulevard, Suite 102, Los Angeles, California 90064.

Item 2.  Identity and Background
         -----------------------
This statement on Schedule 13D is filed on behalf Gyung Min Kim ("Kim"). He is president of Real ID Technology, Co., Ltd., a South Korean company and its principal business address is F 9, Hanmi B/D 192-19, Nonhyeon-dong, Gangnam-gu, Seoul, Republic of Korea, 135-010. Kim is a member of the board of directors of Issuer.

During the last five years,  Kim  has  not   been  convicted  in   any  criminal
proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Kim was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kim  is  a   citizen  of the Republic of Korea.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
Kim was a shareholder of Veridicom, Inc. ("Veridicom"). Veridicom on November 3, 2003 agreed to an Agreement and Plan of Merger with Issuer and Issuer's wholly owned subsidiary, A/V Acquisition Corporation (the "Agreement"). Under the terms of the Agreement, A/V Acquisition Corporation merged with and into Veridicom ( the "Merger"). The Merger closed on November 25, 2003. In connection with the Merger, Issuer issued its Common Stock in exchange for
Kim's   interest   in   Veridicom.   As   of  November  25, 2003,       Kim held
1,338,404 shares of Issuer's Common Stock. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.  Purpose of Transaction
         ----------------------
See Item 3 above.  Moreover,     Kim is a shareholder of Issuer  as part  of  an
investment program designed to maximize the value of his investment portfolio.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------
         (a) Kim is the direct owner of 1,338,404 shares of Issuer Common Stock, representing 14.4% of Issuer's total number of Common Stock currently issued and outstanding. The aforementioned percentage is based upon 9,295,391 shares Issuer's Common Stock being outstanding as of the Issuer's most recent Form 8-K filed on December 10, 2003.
         (b) Kim, by virtue of his direct ownership of 1,338,404 shares of Issuer Common Stock, has sole power to vote and sole power to dispose of all of his shares of Issuer Common Stock.
         (c)  None.
         (d)  None.
         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------
         None.

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CUSIP No. 713611-10-1              13D                         Page 4 of 4 pages
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                               Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2003
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Date

By: /s/ Gyung Min Kim
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Signature

Gyung Min Kim, an individual
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Name